EXHIBIT 12.1

Ratios of Earnings to Fixed Charges

We present below our ratios of earnings to fixed charges. Earnings available to cover fixed charges consist of income before income taxes, equity share in income of unconsolidated affiliates and extraordinary gain plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense we believe to be a reasonable approximation of the interest factor. No shares of our preferred stock were outstanding during the years ended December 31, 2010, 2009, 2008, 2007, and 2006, and we did not pay preferred stock dividends during these periods. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the same periods listed above.

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Consolidated net income (loss)	$40,284	$49,841	$24,256	$7,725	$8,580
add:
Extraordinary gain/Cumulative effect of a change in accounting principle	—	—	(243)	—	—
Income tax expense	19,556	34,023	20,161	9,159	9,293
Equity share in income of unconsolidated subsidiary	—	(852)	(454)	(416)	(414)
Dividends from unconsolidated subsidiary	—	—	228	—	753
Fixed charges	3,576	4,540	2,778	2,655	2,238

Total Earnings	$63,416	$87,552	$46,726	$19,123	$20,450

Fixed Charges:
Interest expense	$903	$2,329	$1,359	$1,434	$1,248
Interest component of rental expense	2,673	2,211	1,419	1,221	990

Total Fixed Charges	$3,576	$4,540	$2,778	$2,655	$2,238

Ratio of Total Earnings to Total Fixed Charges	17.7	19.3	16.8	7.2	9.1